Notice of Exempt Solicitation

NAME OF REGISTRANT: American Tower Corporation

NAME OF PERSONS RELYING ON EXEMPTION:  Arjuna Capital

ADDRESS OF PERSON RELYING ON EXEMPTION: 13 Elm St. Manchester, MA 01944

WRITTEN MATERIALS: The attached written materials are submitted pursuant to Rule 14a-6(g)(1) (the “Rule”) promulgated under the Securities Exchange Act of 1934,* in connection with a proxy proposal to be voted on at the Registrant’s 2024 Annual Meeting. *Submission is not required of this filer under the terms of the Rule but is made voluntarily by the proponent in the interest of public disclosure and consideration of these important issues.

April 16, 2024

Dear American Tower Corporation Shareholders,

We are writing to urge you to VOTE “FOR” PROPOSAL 5 on the proxy card, which asks American Tower Corporation (“American Tower”, or the “Company”) to report on median and statistically-adjusted pay gaps across race and gender. We believe shareholders should vote FOR the proposal for the following reasons:

1.	Research shows there are significant company performance benefits associated with disclosing and acting to narrow statistically-adjusted and median pay gaps.
2.	American Tower does not follow best practice pay equity reporting practices as it does not report median or statistically-adjusted racial and gender pay gap data annually.
3.	Median pay gap reporting provides valuable data distinct from the Company’s diversity data.
4.	Statistically-adjusted pay gap reporting ensures the company is paying employees equitably, and can take into account geography, role, and/or experience.
5.	Median and statistically-adjusted pay disclosures can benchmark American Tower’s progress in Diversity, Equity, and Inclusion (DEI).
6.	American Tower lags peers on racial and gender pay equity disclosures/commitments.

Expanded Rationale FOR Proposal 5

The Proposal makes the following request:

Resolved: Shareholders request American Tower report on both quantitative median and adjusted pay gaps across race and gender, including associated policy, reputational, competitive, and operational risks, and risks related to recruiting and retaining diverse talent. The report should be prepared at reasonable cost, omitting proprietary information, litigation strategy and legal compliance information.

Racial/gender pay gaps are defined as the difference between non-minority and minority/male and female median earnings expressed as a percentage of non-minority/male earnings (Wikipedia/OECD, respectively).

We believe shareholders should vote “FOR” the Proposal for the following reasons:

1.	Research shows there are significant company performance benefits associated with disclosing and acting to narrow statistically-adjusted and median pay gaps:
a.	Pay equity within companies leads to greater workforce diversity, and greater workforce diversity leads to strong company performance benefits. [1,2,3,4]
b.	Closing median pay gaps by increasing female and minority representation in leadership positions is associated with strong company performance benefits. [5,6]
c.	Disclosing pay gaps leads to the narrowing of these gaps, resulting in company performance benefits. [7,8,9,10,11]
2.	American Tower does not follow best practice pay equity reporting practices as it does not report median or statistically-adjusted racial and gender pay gap data annually.
a.	Best practice pay equity reporting consists of annually reporting two metrics:
i.	Unadjusted-Median Pay Gaps: Assess how pay is distributed by race and gender, and which groups hold the high versus low-paying jobs.
1.	This data point is measured by assessing the median pay of minorities/women working full time versus non-minorities/men working full time. This is the metric that the United States Census Bureau, Department of Labor, OECD, and International Labor Organization use when discussing pay gaps.
2.	Black workers in the U.S. earn 81 cents on the dollar versus white workers, and women in the U.S. earn 84 cents on the dollar versus men on this basis.
3.	United Kingdom and Ireland-based companies, and soon companies in the European Union, are mandated to report median pay gap data.
ii.	Statistically-Adjusted Pay Gaps: Assess the pay between minorities/non-minorities and women/men performing similar roles.

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1 https://www.inc.com/marcel-schwantes/new-report-pay-transparency-may-be-key-to-keeping-your-employees-in-2021.html

2 https://www.gartner.com/en/articles/gartner-top-10-strategic-predictions-for-2023-and-beyond

3 https://clsbluesky.law.columbia.edu/2018/11/23/iss-looks-at-gender-diversity-and-company-performance/

4 https://www.mckinsey.com/featured-insights/diversity-and-inclusion/diversity-matters-even-more-the-case-for-holistic-impact

5 https://www.credit-suisse.com/about-us-news/en/articles/news-and-expertise/cs-gender-3000-report-2019-201910.html

6 https://www.bcg.com/publications/2018/how-diverse-leadership-teams-boost-innovation

7 https://justcapital.com/reports/just-jobs-analysis-why-pay-equity-is-still-critically-important-in-the-time-of-coronavirus/

8 https://hbr.org/2019/01/research-gender-pay-gaps-shrink-when-companies-are-required-to-disclose-them?utm_medium=email&utm_source=newsletter_daily&utm_

9 https://papers.ssrn.com/sol3/papers.cfm?abstract_id=3682949

10 https://www.refinitiv.com/content/dam/marketing/en_us/documents/gated/reports/gender-pay-gap-and-investment-strategies.pdf

11 https://www.gartner.com/en/human-resources/trends/payequity

1.	This data point is measured by performing a statistical analysis of race and gender pay gaps by controlling for factors such as job, seniority, and geography. These gaps are often smaller and easier to remedy than median pay gaps.
2.	There is a 4.9% adjusted gender pay gap in the United States.[12]
3.	Median pay gap reporting provides valuable data distinct from the company’s diversity data.
a.	The Board contends the adoption of the proposal would not be “useful for demonstrating workforce equity or lack thereof”, arguing representation data is an adequate substitution. However, median pay gaps provide a comprehensive view as to whether minorities/women are holding as many high-paying jobs as non-minorities/men.
b.	Unlike EE0-1 representation data, median pay data provides a digestible data point for investors to compare progress year-over-year. This data shows us, quite literally, how companies assign value to their employees through the roles they inhabit and the pay they receive.
c.	Narrowing median pay gaps requires hiring, developing, and promoting minorities/women into higher-paying positions across the firm.
4.	Statistically-adjusted pay gap reporting ensures the company is paying employees equitably, and can take into account geography, role, and/or experience.
a.	The Company argues that the statistically-adjusted data point would not take into account important factors “such as performance, experience, location and tenure.” Statistically-adjusted pay gaps can, in fact, adjust for various factors in addition to job function. Many companies conduct statistically-adjusted analyses integrating various employee characteristics, such as geography and experience in addition to role, to ensure employee pay equity. In its opposition statement, American Tower states that it “regularly conducts internal reviews and analyses to ensure parity with like jobs,” demonstrating the company does find this type of analysis useful. However, the Company has not publicly disclosed this data. The proposal is asking for public disclosure of this data to ensure accountability and transparency with shareholders.
5.	Median and statistically-adjusted pay disclosures can benchmark American Tower’s progress in Diversity, Equity, and Inclusion (DEI).
a.	The Company describes its DEI initiatives and goals to justify its obfuscation of median and adjusted pay data. While these initiatives are important, disclosure of median and adjusted pay gap data will ensure investors and employees that American Tower’s DEI work is working to improve pay equity and diverse representation. Pay gap analyses provide important data to benchmark the Company’s success in ensuring pay equity. Median and adjusted pay gap data will complement the Company’s efforts and allow American Tower to measure its progress toward DEI goals. American Tower’s refusal to publish pay gap data reflects a lack of transparency and accountability to investors and employees.
6.	American Tower lags peers on racial and gender pay equity disclosures/ commitments.

a.	More companies are disclosing racial and gender median and adjusted pay gaps annually, committing to an honest accounting of pay equity that will strengthen diversity and talent retention. Of the 100 largest U.S. companies, about 50 percent have committed to disclosing adjusted pay gaps and 17 percent have committed to disclosing median pay gaps. Within the last year, Kroger, BlackRock, Amgen, and NextEra Energy have committed to disclosing this data. American Tower lags these companies on pay equity reporting.

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12 https://www.glassdoor.com/research/app/uploads/sites/2/2019/03/Gender-Pay-Gap-2019-Research-Report-1.pdf

For all the reasons provided above, we strongly urge you to support the Proposal. Pay transparency has been shown to lead to narrower pay gaps and improve the diversity of companies that disclose them, which we believe is in the long-term financial best interest of shareholders.

Please contact Julia Cedarholm at juliac@arjuna-capital.com for additional information.

Sincerely,

Natasha Lamb

Arjuna Capital

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card. Arjuna Capital is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote for Proxy Item 5 following the instruction provided on the management’s proxy mailing.

The views expressed are those of the authors and Arjuna Capital as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This piece is for informational purposes and should not be construed as a research report.